Exhibit 99.1

18 Lafayette Place, Woodmere, New York 11598        PH: 212 828-8436        FAX: 646 536-3179

www.VStocktransfer.com

CONFIDENTIAL

April 30, 2020

To: All Canadian Securities Regulatory Authorities

RE:        Electrameccanica Vehicles Corp.

Dear Sir or Madam:

This letter is to advise the following, regarding the upcoming meeting of security holders of Electrameccanica Vehicles Corp.:

Meeting Type:	Annual General and Special Meeting
Meeting date:	July 9, 2020
Record date for Notice of Meeting:	May 29, 2020
Record date for Voting (if applicable):	May 29, 2020
Beneficial Ownership Determination Date:	May 29, 2020
Voting Cut-off date:	July 7, 2020
Meeting location (if available):	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Class/Series	CUSIP	ISIN
Common	284849205	CA2848492054

Best Regards,

Leah Santos

Proxy Coordinator

Transfer Agent for Electrameccanica Vehicles Corp.